SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Vicon Industries, Inc.

_____________________________________________________

(Name of Issuer)

Common Stock, par value $.01 per share

_____________________________________________________

(Title of Class of Securities)

925811101

_____________________________________________________

(CUSIP Number)

David Weiner

c/o W-Net, Inc.

3940 Laurel Canyon Boulevard, Suite 327

Studio City, California  91604

(818)385-0405

_____________________________________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2009

_____________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 925811101	13D	Page 2 of 5 Pages

1.	Name of Reporting Persons David Weiner
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 210,210
	8.	Shared Voting Power 19,290
	9.	Sole Dispositive Power 210,210
	10.	Shared Dispositive Power 19,290
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 229,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 4.99%
14.	Type of Reporting Person (see instructions) IN

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CUSIP No. 925811101	13D	Page 3 of 5 Pages

This Amendment No. 1 to a Schedule 13D filed with the Securities and Exchange Commission on June 10, 2009 (as so amended, the “Schedule 13D”), is being filed to report the sale of the common stock, par value $.01 per share (the “Common Stock”), of Vicon Industries, Inc., a New York corporation (the “Issuer”) by the Reporting Person resulting in the Reporting Person ceasing to be the beneficial owner of at least five percent of the Common Stock. Accordingly, Item 5 of the Schedule 13D is hereby amended and restated, as follows:

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date hereof, the Reporting Person beneficially owns 229,500 shares of Common Stock, consisting of  (i) 210,210 shares of Common Stock owned directly by the Reporting Person, and (ii) 19,290 shares of Common Stock owned by the Woodman Management Corporation Defined Benefit Plan.  Based on 4,591,891 shares of Common Stock of the Issuer currently outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, the Reporting Person is currently the beneficial owner of 4.99% of the outstanding Common Stock.

(b)

The Reporting Person has the sole power to vote and dispose of the 210,210 shares of Common Stock owned directly by him, and shares the power to vote and dispose of the 19,290 shares of the Common Stock owned by the Woodman Management Corporation Defined Benefit Plan

(c)

Set forth below are transactions effected by the Reporting Person in the Common Stock in the past sixty (60) days constituting all of the transactions effected by the Reporting Person in the Company’s Common Stock in the past 60 days. The sales were made on the open market in brokers’ transactions.

Sales

Date	Shares	Price Per Share
July 30, 2009	2,200	$6.23
July 30, 2009	3,270	$6.44
July 30, 2009	4,745	$6.29
July 31, 2009	15,000	$6.50
July 31, 2009	10,000	$6.54
July 31, 2009	3,754	$6.41
August 3, 2009	2,905	$6.62
August 4, 2009	5,800	$6.55
August 5, 2009	4,710	$6.46
August 6, 2009	2,100	$6.31
August 7, 2009	3,012	$6.20
August 7, 2009	400	$6.10

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CUSIP No. 925811101	13D	Page 4 of 5 Pages

Date	Shares	Price Per Share
August 7, 2009	3,500	$6.01
August 11, 2009	4,900	$5.95
August 11, 2009	2,200	$5.83
TOTAL	68,496

(d)

Not Applicable.

(e)

The Reporting Person ceased to be the beneficial owner of five percent of the class of securities being reported on herein on August 11, 2009.

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CUSIP No. 925811101	13D	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2009
Date
/s/ David Weiner
Signature
David Weiner
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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